     Report of Voting Results
(Section 11.3 of National Instrument 51-102)

The following describes the matters voted upon and the outcome of the votes at the annual general meeting of shareholders of First Majestic Silver Corp. (the “Company”) held on Tuesday, May 27, 2014 at The Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia.

1.	Fix Number of Directors

The ordinary resolution fixing the number of directors at six was approved by a majority vote of shareholders present in person or represented by proxy.

2.	Election of Directors

The six nominees set for in the Company’s management information circular dated April 14, 2014 were elected as directors of the Company by a ballot vote as follows:

Director Nominee	Non Votes	Votes For	% For	Votes Withheld	% Withheld

Keith Neumeyer	20,798,842	45,059,643	99.57	194,860	0.43
Ramon Davila	20,798,841	44,187,206	97.64	1,067,298	2.36
Douglas Penrose	20,798,842	45,038,903	99.52	215,600	0.48
Robert McCallum	20,798,841	44,422,752	98.16	831,752	1.84
Tony Pezzotti	20,798,842	44,843,737	99.09	410,766	0.91
David Shaw	20,798,842	43,996,622	97.22	1,257,881	2.78

3.	Appointment of Auditors

Deloitte LLP was re-appointed as auditors of the Company and the directors were authorized to fix their remuneration by a majority vote of shareholders present in person or represented by proxy.

4.	Adoption of 2014 Rolling Stock Option Plan

The 2014 Rolling Stock Option Plan was approved by a majority vote of shareholders present in person or represented by proxy at the meeting.

Dated at Vancouver, British Columbia, this 28th day of May, 2014.

FIRST MAJESTIC SILVER CORP.

“signed”

Connie Lillico Corporate Secretary

Suite 1805, 925 West Georgia Street, Vancouver, B.C. Canada V6C 3L2
Phone: 604.688.3033 | Fax: 604.639 -8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
www.firstmajestic.com